

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 9, 2010

<u>**Via U.S. mail and facsimile**</u>

Mr. D. Michael Steuert
Senior Vice President and Chief Financial Officer
Fluor Corporation
6700 Las Colinas Boulevard
Irving, TX 75039

> **RE:** **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the period ended March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 15, 2010**
> **File No. 1-16129**

Dear Mr. Steuert:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief